UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioLineRx Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS $0.01 per share[1]
(Title of Class of Securities)

09071M106
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Reporting Persons hold American Depositary Shares ("ADS"), which may be exchanged for Ordinary Shares, par value NIS $0.01 per share, at a 1:10 ratio.

CUSIP No	09071M106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

35,000,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

35,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000,000[2]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.40%[2]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, IA

2 Represented by 3,500,000 ADS, which may be exchanged for Ordinary Shares, par value NIS $0.01 per share, at a 1:10 ratio.

CUSIP No	09071M106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Healthcare Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

35,000,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

35,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000,000[3]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.40%[3]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

3 Represented by 3,500,000 ADS, which may be exchanged for Ordinary Shares, par value NIS $0.01 per share, at a 1:10 ratio.

CUSIP No	09071M106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin Kotler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

35,000,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

35,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000,000[4]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.40%[4]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

4 Represented by 3,500,000 ADS, which may be exchanged for Ordinary Shares, par value NIS $0.01 per share, at a 1:10 ratio.

CUSIP No	09071M106

Item 1.	(a).	Name of Issuer:

BioLineRx Ltd.

	(b).	Address of Issuer's Principal Executive Offices:

2 HaMa'ayan Street Modi'in 7177871, Israel

Item 2.	(a).	Name of Person Filing:

Broadfin Capital, LLC Broadfin Healthcare Master Fund, Ltd. Kevin Kotler

	(b).	Address of Principal Business Office, or if None, Residence:

Broadfin Capital, LLC
300 Park Avenue, 25th Floor
New York, New York 10022
United States of America

Broadfin Healthcare Master Fund, Ltd.
20 Genesis Close
Ansbacher House, Second Floor
P.O. Box 1344
Grand Cayman KY1-1108
Cayman Islands

Kevin Kotler
c/o Broadfin Capital, LLC
300 Park Avenue, 25th Floor
New York, New York 10022
United States of America

	(c)	Citizenship:

Broadfin Capital, LLC – Delaware Broadfin Healthcare Master Fund, Ltd. – Cayman Islands Kevin Kotler – United States of America

	(d).	Title of Class of Securities:

Ordinary Shares, par value NIS $0.01 per share

	(e).	CUSIP Number:

09071M106

Item 3.		This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.[5]

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Broadfin Capital, LLC – 35,000,000 Broadfin Healthcare Master Fund, Ltd. – 35,000,000 Kevin Kotler – 35,000,000

(b) Percent of class:

Broadfin Capital, LLC – 6.40% Broadfin Healthcare Master Fund, Ltd. – 6.40% Kevin Kotler – 6.40%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
Broadfin Capital, LLC – 0 Broadfin Healthcare Master Fund, Ltd. – 0 Kevin Kotler – 0
(ii) Shared power to vote or to direct the vote
Broadfin Capital, LLC – 35,000,000 Broadfin Healthcare Master Fund, Ltd. – 35,000,000 Kevin Kotler – 35,000,000
(iii) Sole power to dispose or to direct the disposition of
Broadfin Capital, LLC – 0 Broadfin Healthcare Master Fund, Ltd. – 0 Kevin Kotler – 0
(iv) Shared power to dispose or to direct the disposition of
Broadfin Capital, LLC – 35,000,000 Broadfin Healthcare Master Fund, Ltd. – 35,000,000 Kevin Kotler – 35,000,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule §240.13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

5 The Reporting Persons hold ADS, which may be exchanged for Ordinary Shares, par value NIS $0.01 per share, at a 1:10 ratio.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
(Date)

BROADFIN CAPITAL, LLC*
By: /s/ Kevin Kotler
(Signature)

Kevin Kotler, Managing Member
(Name/Title)

February 12, 2016
(Date)

BROADFIN HEALTHCARE MASTER FUND, LTD. By: /s/ Kevin Kotler
(Signature)

Kevin Kotler, Director
(Name/Title)

February 12, 2016
(Date)

By: /s/ Kevin Kotler*
(Signature)

Kevin Kotler
(Name/Title)

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13G dated February 12, 2016 relating to the Ordinary Shares, par value NIS $0.01 per share of BioLineRx Ltd. shall be filed on behalf of the undersigned.

February 12, 2016
(Date)

BROADFIN CAPITAL, LLC
By: /s/ Kevin Kotler
(Signature)

Kevin Kotler, Managing Member
(Name/Title)

February 12, 2016
(Date)

BROADFIN HEALTHCARE MASTER FUND, LTD. By: /s/ Kevin Kotler
(Signature)

Kevin Kotler, Director
(Name/Title)

February 12, 2016
(Date)

By: /s/ Kevin Kotler
(Signature)

Kevin Kotler
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

Broadfin Capital, LLC is the relevant entity for which Kevin Kotler may be considered a control person.

SK 25125 0001 7036547